UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 DEC -3 AM 9:47

November 26, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02060190

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

dw 12/4

BY FACSIMILE AND MAIL
Enclosure

November 26, 2002

To whom It May Concern:

UFJ Holdings, Inc.

Financial assistance to TOWA REAL ESTATE DEVELOPMENT CO., LTD.

We hereby give notice that UFJ Bank Limited and UFJ Trust Bank Limited, both of wholly owned subsidiaries of UFJ Holdings, Inc., today decided to give financial assistance to TOWA REAL ESTATE DEVELOPMENT CO., LTD. (TOWA REAL ESTATE), as described below, in order for TOWA REAL ESTATE to execute its new reform plan, which was announced on November 7, 2002.

1. Debt forgiveness
   UFJ Bank: 160,637 million yen
   UFJ Trust Bank: 5,103 million yen

2. Debt-for-equity swaps
   UFJ Bank: 25,530 million yen
   UFJ Trust Bank: 762 million yen

Impact on earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its consolidated financial results for the fiscal year ending March 31, 2003.